Exhibit 4.1

Selco Service Corporation
c/o Key Equipment Finance
66 South Pearl Street
Albany, NY 12207

October 4, 2005

VIA FACSIMILE TRANSMISSION

Pope & Talbot, Inc.

1500 S.W. First Avenue

Portland, Oregon 97201

Attn:	Richard Atkinson
Vice President & Chief Financial Officer

Re:	That certain (i) CLO2 Participation Agreement and (ii) Facility Lease, both as defined in Annex I to that certain Amended and Restated Participation Agreement dated as of December 27, 2001 among Pope &Talbot, Inc., the Owner Participant and the Owner Trustee among others (the “Participation Agreement”)

Dear Mr. Atkinson:

Reference is hereby made to the CLO2 Participation Agreement and the Facility Lease, as modified by that certain amendatory letter agreement dated December 13, 2002. All capitalized terms used herein and not defined herein shall have the meaning ascribed to such terms in the Participation Agreement. Reference is also made to that certain letter dated September 30, 2005 from the undersigned to you concerning the subject matter hereof (the “9/30 Waiver Letter”). Prior to 5:00 pm on Friday September 30, 3005 the Owner Participant was provided with a copy of a proposed waiver letter from the Noteholder Parties, as hereinafter defined (the “Draft Noteholder Waiver Letter”). In accordance with the second paragraph of the 9/30 Waiver Letter (that paragraph immediately following the sub provision designated “C.”), the 9/30 Waiver Letter was conditioned in part upon “the CLO2 Note Purchasers, the Note Purchasers, the CLO2 Indenture Trustee and the Indenture Trustee…[(collectively the “Noteholder Parties”) issuing] the [Draft] Noteholder Waiver Letter”. It has come to the attention of the Owner Participant that the form of waiver letter issued by the Noteholder Parties (the “Noteholder Parties Waiver”) differs from the form of the Draft Noteholder Waiver Letter. Therefore the condition to the effectiveness of the Owner Participant’s waiver has not been satisfied. The Owner Participant is only willing to issue and authorize and instruct the Owner Trustee to issue a waiver of the Covenants, as defined in the 9/30 Waiver Letter, if the parameters of its waiver of these Covenants conform to the terms and limitations contained in the Noteholder Parties Waiver. Therefore, this letter shall

Pope & Talbot, Inc.

October 4, 2005

constitute an amendment and restatement of the 9/30 Waiver Letter effective as of September 30, 2005 and the 9/30 Waiver Letter is null and void and the terms and provisions of this letter shall govern the subject matter hereof and of the 9/30 Waiver Letter. You, as the Chief Financial Officer of Pope & Talbot, Inc. (“P&T”) and on behalf of P&T, have requested the Owner Participant waive compliance with certain financial covenants contained in the CLO2 Participation Agreement and the Facility Lease, as modified by the afore noted amendatory letter, for the period ending September 30, 2005. Subject to the terms and provisions of this letter, Selco Service Corporation, as Owner Participant, hereby waives compliance with those financial covenants identified in Schedule “A”, hereto (the “Covenants”), for P&T’s fiscal quarter ending September 30, 2005. In connection with this waiver, P&T, by acceptance of this letter, hereby acknowledges, represents and warrants to Selco Service Corporation that:

A. The waivers herein contained are specifically limited to the covenants set forth in Schedule “A” and are not a waiver of any other term or condition contained in the CLO2 Participation Agreement, the Facility Lease, the other CLO2 Operative Agreements or the other Operative Agreements (such non waived provisions including, but not limited to, the obligations contained in Section 18 (Financial Statements and Reports; Inspection and Certificates) of the Facility Lease), nor to be considered an indication that the Owner Participant would be willing to waive the financial covenants identified in Schedule “A”, any other financial covenants or any other covenants or provisions set forth in any of the CLO2 Operative Agreements, the Operative Agreements or otherwise in the future.

B. As of the date hereof each of the CLO2 Operative Agreements and each of the Operative Agreements is in full force and effect without offset, defense or counterclaim of any type.

C. As of the date hereof and after giving effect to this waiver there exists no event which with the passage of time, the giving of notice, or both, would constitute an Event of Default under any of the CLO2 Operative Agreements or the Operative Agreements.

D. P&T shall comply with the Covenants as of October 31, 2005, such determination to be based on unaudited interim financial statements signed by the chief financial officer of P&T for the month and period ending October 31, 2005 to be delivered by P&T to the Owner Trustee and the Owner Participant as soon as available but in any event not later than November 30, 2005.

As a condition to (i) the Owner Participant executing and delivering this letter agreement executed by the Owner Participant and the Owner Trustee and (ii) the effectiveness hereof, P&T shall (a) remit a waiver fee to Selco Service Corporation in the amount of $100,000.00 and (b) reimburse the Owner Trustee and the Owner Participant for the reasonable costs and expenses and any reasonable legal fees (including their outside counsel) incurred in connection with this letter and these agreements.

Pope & Talbot, Inc.

October 4, 2005

This waiver letter may be executed in one or more counterparts, each of which when so executed shall be deemed an original and when taken together shall constitute one letter agreement.

Pope & Talbot, Inc.

October 4, 2005

Please acknowledge your agreement to the foregoing by signing and returning a copy of this letter.

Very truly yours,

SELCO SERVICE CORPORATION

By:	/s/ Keith M. Behrens
Title:	Vice President

Read, Acknowledged, Accepted and Agreed to:

POPE & TALBOT, INC.

By:	/s/ Richard K. Atkinson
Its:	Vice President and Chief Financial Officer

Pope & Talbot, Inc.

October 4, 2005

The Owner Trustee does hereby grant and issue a waiver of the Covenants as defined in and under the same terms and conditions as set forth in the foregoing letter.

WILMINGTON TRUST COMPANY,
not is its individual capacity but
Solely as Owner Trustee

By:	/s/ Robert P. Hines, Jr.
Title:	Assistant Vice President

Pope & Talbot, Inc.

October 4, 2005

SCHEDULE “A”

Fixed Charge Coverage Ratio as set forth in Section 6.3 (a) of the CLO2 Participation Agreement and Facility Lease.

Minimum Adjusted New Worth as set forth in Section 6.3(c) of the CLO2 Participation Agreement and the Facility Lease.